Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-132915

April 20, 2007

Thomas Properties Group, Inc.

This free writing prospectus relates to our preliminary prospectus supplement dated April 10, 2007, together with the attached base prospectus dated May 22, 2006, and included within our Registration Statement on Form S-3 file no. 333-132915.

The following changes to the disclosure set forth in the preliminary prospectus dated April 10, 2007 have been made.

Total Shares Offered	8,000,000 Shares of Common Stock. This represents an increase of 1,000,000 shares from the number of shares set forth on the cover page of the Preliminary Prospectus Supplement dated April 10, 2007.

Overallotment Option

1,200,000 Shares of Common Stock. This represents an increase of an additional 150,000 shares from the number of shares set forth on the cover page of the Preliminary Prospectus Supplement dated April 10, 2007.

Offering Price	$16.00 per share

Stabilizing Transactions

Prior to purchasing the shares being offered pursuant to the prospectus supplement, on April 19, 2007, one of the underwriters purchased, on behalf of the syndicate, 8,677 shares at a price of $16.00 per share in stabilizing transactions.

Use of Proceeds

The net proceeds to us from the offering will be approximately $121.1 million, after payment of underwriting discounts and commissions and estimated expenses of the offering. Of this amount, $93.8 million will be retained by us, and $27.3 million will be used to redeem 1,750,000 operating partnership units together with paired limited voting stock shares held by our Chief Executive Officer and President, and 45,000 operating partnership units held by one of our Executive Vice Presidents. The price per unit we will pay in redemption of these operating partnership units will be the price per share paid to us by the underwriters net of discounts and commissions.

If the underwriters were to exercise their over-allotment option in full, the net proceeds to us will be approximately $139.3 million. If exercised, 35% of the net proceeds from the sale of shares in the exercise of the over-allotment by the underwriters will be used to redeem additional operating partnership units from our Chief Executive Officer.

In addition, we have today filed an amendment on Form 10-K/A to our annual report for the year ended December 31, 2006. This amendment was filed after the close of business on April 19, 2007.

The amendment revises Note 4 in our previously reported financial statements for the year ended December 31, 2006 in relation to the restatement of the financial statements of TPG/CalSTRS, LLC (“TPG/CalSTRS”), our unconsolidated joint venture with the California State Teachers’ Retirement System (“CalSTRS”), as described below, and affect the following changes to our previously reported financial statements for TPG/CalSTRS for the year ended December 31, 2006:

•

the adjustment of the amounts in the TPG/CalSTRS balance sheet captions by $29.2 million relating to (1) prepaid expenses and other assets and (2) members’ equity in the consolidated balance sheet as of December 31, 2006; and

•

the adjustment of the consolidated statement of cash flows for the year ended December 31, 2006, of our TPG/CalSTRS joint venture to reflect the return of a $29.2 million equity contribution to CalSTRS in December 2006, in connection with the delay in the acquisition of two office properties in Fairfax, Virginia.

Notes 8 and 9 of the consolidated financial statements of TPG/CalSTRS provide further detail on these adjustments within the report on Form 10-K/A. During the first quarter of 2007, the $29.2 million was recontributed by CalSTRS to the TPG/CalSTRS joint venture and used in the consummation of the acquisition of the two office properties in Fairfax, Virginia in February 2007.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.